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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

SHUFFLE MASTER, INC.
(Name of Subject Company (Issuer))

SHUFFLE MASTER, INC. (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

1.25% Contingent Convertible Notes Due 2024
(Title of Class of Securities)

825549AA6
825549AB4
(CUSIP Numbers of Class of Securities)

Jerome R. Smith, Esq.
Senior Vice President and General Counsel
1106 Palms Airport Drive
Las Vegas, Nevada 89119-3730
(702) 897-7150
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:
Kirk A. Davenport, Esq.
Latham & Watkins LLP
885 Third Avenue
New York, New York 10022
Phone: (212) 906-1200
Fax: (212) 751-4864

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$145,322,917	$5,712

*
Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934. Based upon the maximum amount of cash that might be paid for the 1.25% Contingent Convertible Senior Notes Due 2024 (the "Notes") assuming that $150,000,000 aggregate principal amount of outstanding Notes are purchased at a price of $965 per $1,000 principal amount plus accrued and unpaid interest up to, but not including, the date of payment for the Notes accepted for payment.

**
Previously paid.

☐
Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transaction to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

        This Amendment No. 1 (this "Amendment") amends and supplements the Issuer Tender Offer Statement on Schedule TO (the "Schedule TO-I") originally filed with the United States Securities and Exchange Commission (the "SEC") by Shuffle Master, Inc. ("Shuffle Master" or the "Company"), a Minnesota corporation, on July 14, 2008 in connection with Shuffle Master's offer to purchase for cash, on the terms and subject to the conditions set forth in Offer to Purchase, dated July 14, 2008 (the "Offer to Purchase"), and Letter of Transmittal, dated July 14, 2008 (the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"), any and all of Shuffle Master's outstanding 1.25% Contingent Convertible Senior Notes Due 2024 (the "Notes").

Item 4.    Terms of the Transaction.

        Item 4 of Schedule TO is hereby amended and supplemented as follows:

        (a)    Material Terms.

          (1)    Tender Offers.

        The section titled "Terms of the Offer—Conditions to the Offer" beginning on page 18 of the Offer to Purchase is amended and restated in its entirety as follows:

          The Offer is not conditioned on a minimum principal amount of Notes being tendered. Notwithstanding any other provision of the Offer, we may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and payment for, Notes tendered, subject to the rules under the Exchange Act, if at any time before the Expiration Date, any of the following events have occurred (or been determined by us to have occurred):

            (i) the Financing Condition shall not have been satisfied;

            (ii) there is pending or has been threatened in writing or instituted any action, proceeding or investigation by or before any court or governmental regulatory or administrative agency or authority or tribunal, domestic or foreign, which (a) challenges the making of the Offer, the acquisition of Notes pursuant to the Offer or otherwise relates in any manner to the Offer and in our reasonable judgment, would or might prohibit, prevent or delay consummation of the Offer or that will, or is reasonably likely to, materially impair the contemplated benefits to Shuffle Master of the Offer, or otherwise result in the consummation of the Offer not being, or not being reasonably likely to be, in the best interests of Shuffle Master or (b) in our reasonable judgment, could have a material adverse effect on the business, financial condition, income, operations or prospects of Shuffle Master and its subsidiaries, taken as a whole (a "Material Adverse Effect");

            (iii) there has been any material adverse development, in our reasonable judgment, with respect to any action, proceeding or investigation concerning Shuffle Master existing on the date hereof;

            (iv) a statute, rule, regulation, judgment, order, stay or injunction shall have been threatened publicly or in writing, proposed, sought, promulgated, enacted, entered, enforced or deemed to be applicable by any court or governmental regulatory or administrative agency, authority or tribunal, domestic or foreign, which, in our reasonable judgment, would or might directly or indirectly prohibit, prevent or delay consummation of the Offer or that could have a Material Adverse Effect;

            (v) there has been or is likely to occur any event or series of events that, in our reasonable judgment, would or might prohibit, prevent, restrict or delay consummation of the Offer or that will, or is reasonably likely to, materially impair the contemplated benefits to

    Shuffle Master of the Offer, or otherwise result in the consummation of the Offer not being, or not being reasonably likely to be, in the best interests of Shuffle Master;

            (vi) there has been (a) any general suspension of, shortening of hours for or limitation on prices for trading in securities in the United States securities or financial markets for a period in excess of 24 hours, (b) a material impairment in the trading market for debt securities, (c) a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States (whether of not mandatory), (d) a commencement of a war, armed hostilities, act of terrorism or other national or international crisis, (e) any limitation (whether or not mandatory) by any governmental authority on, or other event having a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions in the United States, (f) any material change in the United States currency exchange rates or a suspension of, or limitations on, the markets therefor (whether or not mandatory) or (g) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

            (vii) there has been or is likely to occur any change or development, including without limitation, a change or development involving a prospective change, in or affecting the business or financial affairs of Shuffle Master and its subsidiaries which, in our reasonable judgment, could or might prohibit, prevent or delay consummation of the Offer or impair the contemplated benefits of the Offer to Shuffle Master or might be material in deciding whether to accept any tenders of Notes.

          IMPORTANT: The above conditions are for our sole benefit and may be asserted by us regardless of the circumstances, including any action or inaction by us, giving rise to such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion prior to the Expiration Date. The failure by us at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right, and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

Item 7.    Source and Amount of Funds or Other Consideration.

        Item 7 of Schedule TO is hereby amended and supplemented as follows:

        (a)    Source of Funds.

        (b)    Conditions.

        (d)    Borrowed Funds.

        The section titled "Source and Amount of Funds" on page 13 of the Offer to Purchase is amended and restated in its entirety as follows:

        The maximum amount of funds required by us to purchase the Notes pursuant to the Offer is estimated to be approximately $145.3 million. In order to finance the Offer, we sold common stock pursuant to the Registration Statement (the "Common Stock Offering"), resulting in gross proceeds of approximately $75.0 million. In addition, we have entered into an amendment of our revolving credit facility (the "Revolving Credit Facility") to provide for a new term loan facility of $60,000,000 and no more than $80,000,000 and reduce the existing incremental availability by an equal amount (the "Term Loan Facility"). The amendment to the Revolving Credit Facility has been executed and delivered by (i) us; (ii) a sufficient number of lenders under the Revolving Credit Facility for the amendment to become effective; and (iii) Deutsche Bank Trust Company Americas, Wachovia Bank, National Association and KeyBank National Association, the committed lenders under the Term Loan Facility, with aggregate commitments of $60,000,000. Borrowings under the Term Loan Facility are subject to the satisfaction of certain conditions, including: (i) the payment of a fee of 0.50% of each consenting revolving lender's commitment; (ii) the sum of (x) the proceeds received by us pursuant to the

Common Stock Offering (which closed on July 25, 2008) and (y) the aggregate amount of funds committed by the lenders under the Term Loan Facility equaling at least $135,000,000; (iii) pro forma domestic liquidity of more than $10,000,000, which we currently satisfy; and (iv) customary closing conditions for a facility of this type (including the accuracy in all material respects of all representations and warranties in, and the absence of any continuing default or event of default under, the Revolving Credit Facility, as amended). Upon the satisfaction of such conditions, we will be required to maintain a Total Leverage Ratio, as defined in the amendment, not exceeding 4.25 to 1 through April 30, 2009, 4:00 to 1 thereafter through April 30, 2010, 3.75 to 1 thereafter through April 30, 2011, and 3.50 to 1 thereafter. The Revolving Credit Facility requires us to maintain an Interest Expense Coverage Ratio, as defined therein, in excess of 3.0 to 1.0.

        The Term Loan Facility will mature on November 30, 2011 and bear interest at 2.75% over Base Rate, as defined in the Revolving Credit Facility, and 3.75% over LIBOR, as elected by us. The Term Loan Facility will have scheduled amortization payments of 0.25% of the principal every quarter starting with the quarter ending on January 31, 2009. The mandatory prepayment provisions will also require us to prepay the term loans with (i) up to 75% of our domestic excess cash flow or 50% of our worldwide excess cash flow, whichever is less (with step-downs based on total leverage); (ii) 100% of the proceeds of certain issuances of debt; and (iii) the proceeds of asset sales or recovery events in excess of $1,500,000, to the extent not reinvested. The obligations under the Revolving Credit Facility are guaranteed by each existing and future wholly-owned domestic subsidiary of ours that is not an immaterial subsidiary, and are secured by a first priority lien on substantially all of the assets of the Company and the guarantors, subject to permitted liens. Lenders under the Term Loan Facility will share in the collateral and guarantees supporting the Revolving Credit Facility and will receive the benefit of the covenants, representations and warranties already contained in the Revolving Credit Facility. The Revolving Credit Facility contains representations and warranties, affirmative and negative covenants (including but not limited to restrictions and limitations on acquisitions, incurrence of indebtedness, granting or incurrence of liens, dividends and other distributions in respect of our equity securities, investments, sales of assets, transactions with affiliates, mergers and dividends and other payments from subsidiaries) and events of default customary for a facility of this type, and the financial maintenance covenants described above.

        We intend to use the net proceeds from the Common Stock Offering and the net proceeds from borrowings under the Term Loan Facility to repurchase the Notes accepted for payment pursuant to the Offer. The consummation of the Offer is conditioned on, among other things, the receipt by us of at least $135.0 million in aggregate gross proceeds from the Common Stock Offering and borrowings under the Term Loan Facility (the "Financing Condition"). If we obtain less than $145.3 million in aggregate gross proceeds from the Common Stock Offering and borrowings under the Term Loan Facility (but enough combined gross proceeds to satisfy the Financing Condition), we expect to fund the remaining cash required to consummate the Offer from cash on hand and borrowings under the Revolving Credit Facility. See "Terms of the Offer—Conditions to the Offer."

Item 12.    Exhibits.

Exhibit Number	Description of Document
(a)(1)(A)*	Offer to Purchase, dated July 14, 2008.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	IRS Form W-9.
(a)(5)(A)	Registration statement on Form S-1 filed with the U.S. Securities and Exchange Commission on June 27, 2008 as amended by Amendment No. 1 to the Form S-1, filed on July 14, 2008 (incorporated by reference).
(a)(5)(B)	Press Release Regarding Offer, dated July 14, 2008 (incorporated by reference to exhibit 99.1 to our Current Report on Form 8-K, filed July 14, 2008).
(a)(5)(C)**	Press Release Regarding Closing of Equity Offering, dated July 25, 2008.
(b)(1)	Credit Agreement, dated November 30, 2006, among Shuffle Master, Inc., Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc. and Wells Fargo Bank, N.A. (incorporated by reference to exhibit 10.1 of our Current Report on Form 8-K, filed December 6, 2006).
(b)(2)	Amendment No. 1, dated April 5, 2007 to the Credit Agreement, dated as of November 30, 2006, among Shuffle Master, Inc., Deutsche Bank Trust Company Americas, as Administrative Agent and the lenders party thereto (incorporated by reference to exhibit 10.1 to our Current Report on Form 8-K, filed April 6, 2007).
(b)(3)	Amendment No. 2, dated July 14, 2008 to the Credit Agreement, dated as of November 30, 2006, among Shuffle Master, Inc., Deutsche Bank Trust Company Americas, as Administrative Agent and the lenders party thereto (incorporated by reference to exhibit 10.28 to Amendment No. 1 to our Registration Statement on Form S-1, filed on July 14, 2008).
(d)(1)	Indenture, dated as of April 21, 2004, between Shuffle Master, Inc. and Wells Fargo Bank, N. A. relating to the 1.25% Contingent Convertible Senior Notes due 2024 (incorporated by reference to exhibit 10.6 to our Quarterly Report on Form 10-Q for the quarter ended April 30, 2004).
(d)(2)	Shareholder Rights Plan dated June 26, 1998 (incorporated by reference to our Registration Statement on Form 8-A dated July 10, 1998).
(d)(3)	Amendment No. 1 to Rights Agreement dated January 25, 2005 (incorporated by reference to our Current Report on Form 8-K dated February 10, 2005).
(d)(4)	Amendment to Rights Agreement dated June 26, 2008 (incorporated by reference to our Current Report on Form 8-K dated July 2, 2008).
(d)(5)	Form of Lock-Up Agreement (incorporated by reference to exhibit 10.27 to Amendment No. 1 to our Registration Statement on Form S-1, filed July 14, 2008).
(g)	Not Applicable.
(h)	Not Applicable.

*
Previously filed with Schedule TO-I.

**
Filed herewith.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Shuffle Master, Inc.
By:	/s/ MARK L. YOSELOFF Name: Mark L. Yoseloff Title: Chief Executive Officer

Dated: July 25, 2008

INDEX TO EXHIBITS

Exhibit Number	Description of Document
(a)(1)(A)*	Offer to Purchase, dated July 14, 2008.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	IRS Form W-9.
(a)(5)(A)
Registration statement on Form S-1 filed with the U.S. Securities and Exchange Commission on June 27, 2008 as amended by Amendment No. 1 to the Form S-1, filed on July 14, 2008 (incorporated by reference).
(a)(5)(B)	Press Release Regarding Offer, dated July 14, 2008 (incorporated by reference to exhibit 99.1 to our Current Report on Form 8-K, filed July 14, 2008).
(a)(5)(C)**	Press Release Regarding Closing of Equity Offering, dated July 25, 2008.
(b)(1)
Credit Agreement, dated November 30, 2006, among Shuffle Master, Inc., Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc. and Wells Fargo Bank, N.A. (incorporated by reference to exhibit 10.1 of our Current Report on Form 8-K, filed December 6, 2006).
(b)(2)
Amendment No. 1, dated April 5, 2007 to the Credit Agreement, dated as of November 30, 2006, among Shuffle Master, Inc., Deutsche Bank Trust Company Americas, as Administrative Agent and the lenders party thereto (incorporated by reference to exhibit 10.1 to our Current Report on Form 8-K, filed April 6, 2007).
(b)(3)
Amendment No. 2, dated July 14, 2008 to the Credit Agreement, dated as of November 30, 2006, among Shuffle Master, Inc., Deutsche Bank Trust Company Americas, as Administrative Agent and the lenders party thereto (incorporated by reference to exhibit 10.28 to Amendment No. 1 to our Registration Statement on Form S-1, filed on July 14, 2008).
(d)(1)
Indenture, dated as of April 21, 2004, between Shuffle Master, Inc. and Wells Fargo Bank, N. A. relating to the 1.25% Contingent Convertible Senior Notes due 2024 (incorporated by reference to exhibit 10.6 to our Quarterly Report on Form 10-Q for the quarter ended April 30, 2004).
(d)(2)	Shareholder Rights Plan dated June 26, 1998 (incorporated by reference to our Registration Statement on Form 8-A dated July 10, 1998).
(d)(3)	Amendment No. 1 to Rights Agreement dated January 25, 2005 (incorporated by reference to our Current Report on Form 8-K dated February 10, 2005).
(d)(4)	Amendment to Rights Agreement dated June 26, 2008 (incorporated by reference to our Current Report on Form 8-K dated July 2, 2008).
(d)(5)	Form of Lock-Up Agreement (incorporated by reference to exhibit 10.27 to Amendment No. 1 to our Registration Statement on Form S-1, filed July 14, 2008).
(g)	Not Applicable.
(h)	Not Applicable.

*
Previously filed with Schedule TO-I.

**
Filed herewith.

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Copy to: Kirk A. Davenport, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 Phone: (212) 906-1200 Fax: (212) 751-4864
INTRODUCTORY STATEMENT
  Item 4. Terms of the Transaction.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
INDEX TO EXHIBITS